FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

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Item		Number

1.	Telefónica — Impact of events in the Telefónica Group’s financial statements	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary of the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A. as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
Several events that took place during the end of 2009 and at the beginning of 2010, lead the Company to consider it convenient to inform the market, once the necessary analyses have concluded, about the impact that these events have in the Telefónica Group’s financial statements, prior to the publication of the results that will take place, as announced, on February 26th, 2010.
In this respect, the main matters to be considered are the following:
I.- Impacts on the Telefónica Group derived from its investments in Venezuela
During 2009 and the beginning of 2010 several factors have surfaced with respect to the Venezuelan economy that have led to reconsider the accounting treatment that the Telefónica Group currently applies in the translation of the financial statements of its subsidiaries in that country, and the recoverability of their financial investments in Venezuela. Key among these factors are: the inflation index reached in 2009 and the cumulative inflation index over the last three years, restrictions in the official foreign exchange market, and finally, the devaluation of the bolivar, by decision of the Government of that country on January 8th, 2010.
Consequently, according to International Financial Reporting Standards (IFRS), the Venezuelan economy should be considered as hyperinflationary for 2009, which implies the following considerations:
•	That the 2008 financial statements will not be modified.
•
That it is appropriate to adjust the historical cost of non monetary assets and liabilities and the line items of equity of the affected companies from their acquisition date or inclusion in the statement of financial position, to year-end, to reflect the changes in the purchasing power of the local currency derived from inflation.

Thus, the cumulative effect of the accounting restatement adjusting the effects of hyperinflation corresponding to years prior to 2009 will be reflected in retained earnings as of the beginning of the year 2009.

•	That it is appropriate to adjust the income statement to reflect the financial loss due to the impact of the year’s inflation in the net monetary position.
•
That the individual line items in the income statement and the statement of cash flows will be adjusted by the inflation index from their transaction date, with the corresponding impact in financial results and a reconciling item in the statement of cash flows, respectively.

•	That the impact should be recognized retrospectively at the beginning of the year, therefore the quarterly financial information for the year 2009 already reported will be restated.
•
Finally, all of the elements of the financial statements of the Venezuelan companies will be translated at the closing exchange rate, which at December 31st, 2009 corresponded to 2.15 Venezuelan bolivar fuerte per dollar (3.10 bolivar fuerte per euro).

With respect to the above mentioned matters, the expected main impacts on the 2009 consolidated financial statements of the Telefónica Group are the following:

Millones €
Revenue	267
OIBDA	64
Net Income	(548)

Retained earnings	1.224
Net impact in Equity	676
Furthermore, in accordance with the Telefónica Group’s 2010 consolidated financial information, the two most significant aspects to be considered with respect to the devaluation that occurred on January 8th, 2010, are the following:
•
The decrease in the Telefónica Group’s net assets in Venezuela as a consequence of the new exchange rate, with an offset in the Group’s equity within the translation differences, with an estimated effect of approximately 1,810 million euros.

•	The fact that the results and cash flows from Venezuela will be translated at the new devaluated exchange rate.
In addition, on January 19th, 2010 the Venezuelan Authorities announced that they would grant a preferential rate of 2.60 bolivar fuerte per dollar for new items, among which payment of dividends is included, as long as the request for Authorization of Acquisition of Foreign Exchange was filed before January 8th, 2010. To that date, the Company had in fact requested authorizations related to distribution of dividends of prior years.

II.- Conclusion of the European Commission with respect to the treatment of goodwill generated from certain foreign investments
Also, at the end of 2009 the European Commission’s conclusion with respect to the legal action against the Kingdom of Spain regarding tax amortization of goodwill generated from certain foreign investments made subsequent to December 21st, 2007 was published.
In accordance to the above, this decision has no effect on the Telefónica Group.
As the above mentioned legal action has been resolved, the consolidated income statement of the Telefónica Group for 2009 will reflect a lower income tax expense for the tax amortization of goodwill from the acquisition date to year-end, in an amount of 591 million euros. In addition, the expected impact in future years is estimated to be a lower income tax expense of approximately 140 million euros on an annual basis. It should be noted that, in accordance with the Spanish Tax Income Law goodwill amortization charges are deductible for 20 years.
Madrid, February 5th, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: February 5th, 2010	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors